Drilling Delivers High-Grade Results at Snow Lake's Grass River Project

Highlights:

  First round of results from the recent winter drilling campaign at Grass River have now been received and interpreted.
  Best results include:
  6.3M @ 1.97% Li20 from 31.7M including
    1.49m @ 3.4% Li20 from 33.41M
  6.6M @ 1.59% Li20 from 47.6M including
    1.5M @ 2.08 Li20 from 50M
  3.62M @ 2.36% Li20 from 62.27M
  4.53M @ 1.81% Li20 from 176.97M including
    1.5M @ 2.74 Li20 from 178.47M
  Further results from the balance of the drilling program are anticipated in the coming weeks.
  Drilling program to be included in a future Mineral Resource Estimate (MRE) with the Company anticipating releasing a Maiden MRE for the Grass River Project together with the upcoming PEA in July.
  The Company's CEO search is nearing completion with highly qualified and experienced CEO candidates shortlisted.

MANITOBA, CAN, June 30, 2023 - Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) ("Snow Lake" or the "Company"), is pleased to provide an update, and analysis on the recently completed Grass River Project (GRP)Resource Drilling campaign. Significant intersections are listed in Table 1.0 below for reference. Cross Sections and maps (Figures 1.0 to 4.0) are also available to review as part of this release.

This data will be passed to our resource modeler, with these results to be included in the next MRE following the maiden MRE to be released in July together with the PEA.

The dykes have yielded great results which are anticipated to provide the forthcoming resource with significant upside in terms of grade and tonnage. As noted by several geologists at the core house, several intersections of coarse-grained spodumene pegmatites were logged in multiple holes within the Grass River area.

Based on the initial wireframe modeling of the pegmatite dykes at Grass River, the Company has been able to identify a minimum of three distinctive spodumene bearing pegmatite dykes (Figure 1.0). Snow Lake Lithium's technical personnel in the field have hypothesized that there could be as many as five distinctive dykes based on core and field observations.

Snow Lake Lithium has engaged ABH Geological Services to assist with modeling the GRP dykes to better understand the three-dimensional (3D) composition of the subsurface area and map out drilling patterns for future drill programs that will look to expand the anticipated resources.

Based on the initial wireframe modeling of the pegmatite dykes at Grass River, ABH was able to identify a minimum of three distinctive spodumene bearing pegmatite dykes (Figure 1.0). Snow Lake Lithium's technical personnel in the field hypothesized that there could be as many as five distinctive dykes based on core and field observations. Due to this higher density of dykes within the Grass River area, Snow Lake Lithium will refer to this area as the Grass River Pegmatite Swarm. Based on these promising results additional drilling is planned for the fall and winter of 2023.

Dale Schultz, Snow Lake's Project Manager and VP of Resource Development, commented, "We are excited with the drill results received to-date and are increasingly optimistic for the balance of the results to be received from the recent drilling campaign. As evidenced by the high-grade intercepts retrieved from the Grass River Pegmatite Swarm, we can infer additional dykes beyond those identified from the initial scoping study. We look forward to updating the market as those studies progress and remain steadfast in positioning the Company to begin initial site development in 2024 with construction and commissioning of the commercial mine to follow."

DDH ID	FROM (m)	TO (m)	LENGTH (m)	Li ppm	LiO2 wt %
GRS-001	31.70	38.00	6.30	9174	1.972
including	33.41	34.90	1.49	16478	3.540
including	35.66	36.60	0.94	10113	2.174
GRS-002	42.98	47.08	4.10	5001	1.075
GRS-003	40.89	42.50	1.61	11593	2.492
GRS-004	57.30	61.25	3.95	6977	1.500
and	62.26	63.2	0.94	6745	1.450
and	64.10	67.67	3.57	6513	1.400
including	65.00	66.40	1.40	9611	2.077
GRS-005	47.60	54.20	6.60	7393	1.590
including	50.00	51.50	1.50	9399	2.021
GRS-006	62.27	66.70	3.62	10969	2.358
GRS-007	73.77	75.19	1.42	7870	1.692
and	77.78	78.28	0.50	5177	1.100
and	79.16	80.00	0.84	8520	1.832
and	82.50	83.42	0.92	9952	2.140
GRS-008	90.68	92.00	1.32	7475	1.607
GRS-012	86.62	87.90	1.28	5240	1.127
and	177.82	178.71	0.89	4865	1.046
and	310.41	312.36	1.95	8287	1.782
GRS-014	176.97	181.50	4.53	8416	1.809
including	178.47	179.97	1.50	12724	2.736
GRS-015	80.45	84.28	3.83	5826	1.253
GRS-017	190.68	191.92	1.24	10308	2.216
GRS-020	12.60	15.34	2.74	8021	1.725
GRS-022	17.92	20.27	2.35	8894	1.912
and	92.70	96.50	3.80	6657	1.431
GRS-023	22.54	23.86	1.32	8478	1.823
and	25.23	27.78	2.55	7077	1.522
and	106.10	108.34	2.24	7013	1.508
GRS-024	29.98	36.55	6.57	5787	1.244
GRS-025	80.42	84.07	3.65	8066	1.734

Table 1.0 - List of best results received thus far from the winter program

GRP Dykes Swarm

Geology of the GRP dyke Swarm and host rocks - The GRP dykes crosscut plutonic intrusive rocks of Monzonite composition, exhibiting medium to coarse grained Plagioclase crystals within a fine to medium grained mafic groundmass.  Albitic to potassic feldspars occur frequently within the rock. The groundmass consists of amphiboles and occasional biotite. Garnet has been observed in small clusters within rare melanocratic groundmass. The Monzite has been subject to considerable seracitic and hematitic alteration, often resulting in destruction of the original plutonic minerals and giving the rock a "bleached" appearance. Small quartz and granitic Aplite dykes are common.

The GRP pegmatite dykes swarm appear to strike 110° and dip about 60-65o SSW. The mineralogy of the dykes is typical for Lithium bearing pegmatite dykes, and consists of potassic feldspars, quartz, muscovite and to a lesser extent biotite, tourmaline and rare garnets and very rare beryl. The lithium bearing mineral is spodumene, which varies considerably in both grain size and distribution within the dykes. Spodumene crystals can vary in size from 1 cm to over 10+ cm in size. The GRP dykes often exhibit very large spodumene crystals, often ranging in size from 10-15 cm long. The distribution of the crystals within the dyke intersections is sporadic, with some sections containing up to 25 to 30 percent Spodumene, and other sections that are Spodumene poor to barren, suggesting multiple pulses of fluids and crystal mush from the parent granitic magma. The mineralogy and mineral zonation of the dyke(s) will be the subject of further study in the coming months.

Analytical - Half core samples are sent to the SGS Lakefield laboratory in Ontario for analysis. Core samples are initially crushed to a size of -12.7 mm, then fragmented to 75% passing 2mm and eventually extruded into a 250 g pulp that is pulverized to 85% passing 75 microns. Samples are sodium peroxide fused and ran on ICP-AES and/or ICP- MS generating 56 element suit.

Qualified Person Statement - The information in this news release was compiled and reviewed by Dale Schultz, a Qualified Person as defined by SEC's S-K 1300 rules for mineral deposit disclosure, and a Professional Geoscientist (P.Geo.) who is a registered member of the 'Engineer and Geosciences of Manitoba' (no. 24846), a 'Recognized Professional Organization' (RPO). Mr. Dale Schultz is the Project Manager and VP of Resource Development at the Snow Lake Lithium Project and has sufficient experience relevant to the crystallization of LCT type pegmatite deposits under evaluation.

Forward Looking Statement This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with restoring Snow Lake Lithium. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward- looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors: ir@snowlakelithium.com

Media: media@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com

SOURCE: Snow Lake Resources Ltd.

Figure 1.0 - Plan view map of the Grass River Swarm (GSR)

Figure 2 - Cross Section 1. Cross Section view of the Grass River Swarm (GSR)

Assays
Lithology

SNOW LAKE LITHIUM	Notes:	Scale 1:2000	X-SEC 9	Grass River

Figure 3 - Cross Section 9. Cross Section view of the Grass River Swarm (GSR)

Figure 4 - Cross Section 4. Cross Section view of the Grass River Swarm (GSR)

HoleName	x	y	z	Azimuth	Dip	Depth
GRS-001	452669.0000	6077640.000	290.0000	40	-45	56
GRS-002	452669.0000	6077640.000	290.0000	40	-70	71
GRS-003	452634.0000	6077671.000	284.0000	40	-45	62
GRS-004	452634.0000	6077671.000	284.0000	40	-80	89
GRS-005	452567.0000	6077698.000	282.6130	40	-45	89
GRS-006	452567.0000	6077698.000	282.6130	40	-65	92
GRS-007	452567.0000	6077698.000	282.6130	40	-75	92
GRS-008	452740.0000	6077552.000	288.0000	40	-45	116
GRS-009	452740.0000	6077552.000	288.0000	40	-65	137
GRS-010	452505.0000	6077498.000	290.0000	40	-45	269
GRS-011	452557.0000	6077453.000	293.0000	40	-45	339
GRS-012	452612.0000	6077405.000	290.0000	40	-45	326
GRS-013	452612.0000	6077405.000	290.0000	40	-60	339
GRS-014	452740.0000	6077552.000	288.0000	40	-75	193
GRS-015	452781.0000	6077533.000	288.0000	40	-45	104
GRS-016	452781.0000	6077533.000	288.0000	40	-45	143
GRS-017	452781.0000	6077533.000	288.0000	40	-60	212
GRS-018	452799.0000	6077494.000	290.0000	40	-80	140
GRS-019	452799.0000	6077494.000	290.0000	40	-60	173
GRS-020	452762.0000	6077450.000	290.0000	40	-45	29
GRS-021	452762.0000	6077450.000	290.0000	40	-85	59
GRS-022	452735.2589	6077414.542	289.0000	40	-50	110
GRS-023	452735.2589	6077414.542	289.0000	40	-65	122
GRS-024	452735.2589	6077414.542	289.0000	40	-80	167
GRS-025	452795.3250	6077198.240	291.0000	40	-60	191
GRS-026	452795.3250	6077198.240	291.0000	40	-60	230
GRS-027	452561.0250	6077512.160	291.5000	40	-60	140
GRS-028	452561.0250	6077512.160	291.5000	40	-70	161
GRS-029	452561.0250	6077512.160	291.5000	40	-80	230
GRS-030	452650.7370	6077451.863	292.0000	40	-45	125
GRS-031	452650.7370	6077451.863	292.0000	40	-67	191
GRS-042	452861.0000	6077493.000	290.0000	40	-45	119
GRS-043	452905.0000	6077467.000	290.0000	40	-60	128
GRS-044	452923.0000	6077447.000	290.0000	40	-45	152

Table 2.0 - UTM, Location, Azimuth, Dip, and Depth